SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 5)(1)


                          Nhancement Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    65334P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Gerald L. Fishman
                               Wolin & Rosen, Ltd.
                        55 West Monroe Street, Suite 3600
                                Chicago, IL 60603
                                  312.424.0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


------------------------------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)
                         (Continued on following pages)
                              (Page 1 of 7 Pages)

CUSIP No.   65334P104                  13D                   Page  2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rosenthal Collins Equities, L.L.C.          FEIN No. 36-4205899
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
     See Note A
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO -- See Note A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           Item 2(d) [_]
                                                           Item 2(e) [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0   See Note A

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0   See Note A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0   See Note A

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0   See Note A

CUSIP No.   65334P104                  13D                   Page  3 of 5 Pages


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 --  See Note A

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
     See Note A
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




ITEM 1.  SECURITY AND ISSUER

         a.       Nhancement Technologies, Inc.
                  6663 Owens Drive
                  Pleasanton, CA    94588

         b.       Common Stock, $.01 par value

ITEM 2.  IDENTITY AND BACKGROUND



a.  Rosenthal Collins Equities, L.L.C.    a.  Rosenthal  Collins Group, L.L.C.,
                                              Sole Member (Leslie Rosenthal,
                                              Managing Member, J. Robert
                                              Collins, Managing Member)

b.  216 West Jackson Boulevard            b.  216 West Jackson Boulevard
    Suite 400                                 Suite 400
    Chicago, IL    60606                      Chicago, IL    60606

c.  Registered Broker-Dealer and member   c.  Sole Member is a Futures
    firm of CBOE  (CBOE is DEA)               Commission Merchant registered
                                              with  the  Commodity  Futures
                                              Trading  Commission  and clearing
                                              member of various designated
                                              contract markets

d.  N/A                                   d.  N/A

e.  N/A                                   e.  N/A

f.  Illinois limited liability company    f.  Illinois limited liability company

CUSIP No.   65334P104                  13D                   Page  4 of 5 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION

     The source of the funds were the personal funds of L. Thomas Baldwin III, who is a Class C (non-voting, non-managing) Member of Rosenthal Collins Group, L.L.C. ("RCG"), the sole Member of the Reporting Person. RCG's capital contributions to the Reporting Person include amounts which were used to purchase the shares of the Issuer. As of 24 November 2000, this Reporting Person transferred the balance of the securities of the Issuer held by it to RCG. (See Note A) Accordingly, no additional filings are required of this Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         N/A



ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

          a.   N/A

          b.   N/A

          c.   N/A

          d.   N/A

          e.   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  N/A


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  N/A


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 19, 2000.
                                      ROSENTHAL COLLINS EQUITIES, L.L.C.
                                      By:  Rosenthal Collins Group, L.L.C.

                                      By:  /s/ Leslie  Rosenthal
                                         --------------------------------------
                                         Leslie Rosenthal, Managing Member


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.   65334P104                  13D                   Page 5 of 5 Pages


                                     NOTE A

On 1 November 2000, 2 November 2000 and 6 November 2000, this Reporting Person purchased 17,100 shares, 3,000 shares and 1,000 shares of the Issuer at the request of and as an accommodation to L. Thomas Baldwin, III, a non-voting, non-managing member of Rosenthal Collins Group, L.L.C. ("RCG"), the sole member of this Reporting Person. As a result, after such purchases, this Reporting Person held a total of 574,083 shares of the Issuer. On 24 November 2000, this Reporting Person transferred all of such shares for the benefit of Mr. Baldwin to RCG. Accordingly, this Reporting Person no longer is a member of the group disclosed in prior filings, no longer is required to make additional filings hereof and this Reporting Person has no present intention to rejoin such group.